UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VERITEQ CORPORATION

(Name of Issuer)

Series E Preferred Stock, Par Value $0.01

(Title of Class of Securities)

(CUSIP Number)

TCA Global Credit Master Fund, LP

P.O. Box 1043, 69 Dr. Roy’s Drive, George Town

Grand Cayman KY1-1102, Cayman Islands

(345) 914-4857

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON TCA Global Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,199,356,696 (2) (3) (4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,199,356,696 (2) (3) (4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,199,356,696 (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.61% (2) (3) (4)
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1)

On September 30, 2016 and effective as of November 10, 2016 (the “Effective Date”), Veriteq Corporation (the “Company”) executed a Senior Secured Credit Facility Agreement (the “Credit Agreement”) by and among the Company, Brace Shop LLC, a limited liability company organized under the laws of the State of Florida, Braceshop Real Estate Holdings LLC, a Florida limited liability company, and TCA Global Credit Master Fund LP, a limited partnership organized and existing under the laws of the Cayman Islands, as lender (“TCA Fund”). Pursuant to the Credit Agreement, TCA Fund agreed to loan the Company up to $1,000,000.00.

On the Effective Date, in connection with the Credit Agreement, Ms. Lynn Shapiro (“Shapiro”) and TCA Fund entered into a Pledge and Escrow Agreement whereby Shapiro pledged 849 shares of Series E Preferred Stock of the Company (the “Series E Preferred”) in favor of TCA Fund. The Series E Preferred votes together with the common stock of the Company and is equal to 84.9% of the voting control of the Company. The Series E Preferred is convertible into 84.9% of the issued and outstanding capital stock of the Company.

On August 18, 2017 (the “Pledge Date”), TCA Fund provided notice to the Company and Shapiro of an Event of Default (as defined in the Credit Agreement) under the terms and conditions of the Credit Agreement, which occurred and remained continuing and uncured for non-payment. Accordingly, on or about the Pledge Date, TCA Fund demanded the Escrow Agent under the terms of the Pledge and Escrow Agreement, to deliver to TCA Fund the Series E Preferred, along with all applicable Transfer Documents (as defined in the Pledge Agreement), and TCA Fund became the registered owner of the Series E Preferred in accordance with the terms of the Pledge Agreement.

(2)	The Series E Preferred grants TCA Fund the right to vote together with the holders of common stock of the Company as a single class. As such, the 849 shares of Series E Preferred issued to TCA Fund provide TCA Fund with 84.9% of the voting power of the Company. As a result, the issuance of the 849 shares of Series E Preferred pursuant to the Pledge and Escrow Agreement resulted in a change in control of the Company on the Pledge Date.

(3)	Based on 27,988,804 votes of Series D Preferred Stock of the Company as of September 30, 2016, 1,383,715,403 votes of Series E Preferred of the Company as of September 30, 2016, and 965,635 votes of common stock of the Company as of February 3, 2017, totaling aggregate votes of capital stock of the Company equal to 1,412,669,842.

(4)

There remains an open question regarding whether the Series E Preferred shares were duly and legally transferred to the ownership of TCA Fund. Notwithstanding this, TCA Fund is making this filing and disclosing the transfer of shares out of an abundance of caution and with a view toward making full and adequate disclosure.

2

Item 1 Security and Issuer.

The statement relates to 849 shares of Series E Preferred Stock of the Company par value $0.01 per share (the “Series E Preferred”). The principal executive office of the Company is located at 6560 W. Rogers Circle, Suite 19, Boca Raton, Florida.

Item 2 Identity and Background

The Statement is being filed by TCA Global Credit Master Fund L.P. a Cayman Islands limited partnership (“TCA Fund”).

TCA Fund’s address is as follows:

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

TCA Fund is a short duration, absolute return fund specializing in senior secured lending and advisory services to small, publicly listed companies predominately in the U.S., Canada, Western Europe and Australia.

During the last five years neither TCA Fund nor any of its representatives has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

TCA Fund acquired the reported shares of Series E Preferred as follows:

On September 30, 2016 and effective as of November 10, 2016 (the “Effective Date”), Veriteq Corporation (the “Company”) executed a Senior Secured Credit Facility Agreement (the “Credit Agreement”) by and among the Company, Brace Shop LLC, a limited liability company organized under the laws of the State of Florida, Braceshop Real Estate Holdings LLC, a Florida limited liability company, and TCA Global Credit Master Fund LP, a limited partnership organized and existing under the laws of the Cayman Islands, as lender (“TCA Fund”). Pursuant to the Credit Agreement, TCA Fund agreed to loan the Company up to $1,000,000.00.

On the Effective Date, in connection with the Credit Agreement, Ms. Lynn Shapiro (“Shapiro”) and TCA Fund entered into a Pledge and Escrow Agreement whereby Shapiro pledged 849 shares of Series E Preferred Stock of the Company (the “Series E Preferred”) in favor of TCA Fund. The Series E Preferred votes together with the common stock of the Company and is equal to 84.9% of the voting control of the Company. The Series E Preferred is convertible into 84.9% of the issued and outstanding capital stock of the Company.

On August 18, 2017 (the “Pledge Date”), TCA Fund provided notice to the Company and Shapiro of an Event of Default (as defined in the Credit Agreement) under the terms and conditions of the Credit Agreement, which occurred and remained continuing and uncured for non-payment. Accordingly, on or about the Pledge Date, TCA Fund demanded the Escrow Agent under the terms of the Pledge and Escrow Agreement, to deliver to TCA Fund the Series E Preferred, along with all applicable Transfer Documents (as defined in the Pledge Agreement), and TCA Fund became the registered owner of the Series E Preferred in accordance with the terms of the Pledge Agreement.

3

Item 4 Purpose of Transaction.

The purpose of the acquisition of the securities of the Company by TCA Fund is the repayment of certain loans made by TCA Fund to the Company under the terms and conditions of the Credit Agreement and related Transaction Documents (as defined in the Credit Agreement).

As of the date hereof, TCA Fund does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, TCA Fund holds 849 shares of Series E Preferred of the Company and such amount represents 84.9% of the total issued and outstanding shares of the Company’s capital stock. As of the date hereof, the shares of Series E Preferred held by TCA Fund represents a majority of the voting equity of the Company.

(b) The Investment Manager of TCA Fund, TCA Management, holds sole voting and dispositive power over the shares of Series E Preferred. Bob Press is the Chief Executive Officer of TCA Management.

(c) Other than disclosed below, there were no transactions by TCA Fund in the Company capital stock during the last 60 days:

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Company owned by TCA Fund.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of TCA Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Press and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

None.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TCA GLOBAL CREDIT MASTER FUND LP

Date: March 26, 2018

/s/ Bob Press
Name: Bob Press
Title: Chief Executive Officer

5